SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras hereby calls the shareholders of the Company to attend the Extraordinary General Meeting on July 01st, 2015, at 3:00 p.m., at the auditorium of the registered office, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to resolve the following matters:

I.       Amendment proposal of Petrobras´s  By-Law in order to:

(i)           Amend article 16 to make reference to the rules, governance and Petrobras' strategic planning to subsidiaries and controlled companies, and, as far as possible to affiliates;

(ii)         Amend Article 18 to provide that the members of the Board of Directors shall hereinafter have alternates;

(iii)        Amend article 19 to adjust the wording to the existence of alternates on the Board of Directors;

(iv)       Adjust the wording of sole paragraph of Article 21 providing an alternate to the employee representative on the Board of Directors;

(v)         Amend Article 24 to provide that members of Board of Directors will be replaced by their alternates in case of impediment or temporary absence;

(vi)        Amend article 25 to adjust the wording to the existence of alternates on the Board of Directors;

(vii)      Amend Article 26 to delete the possibility of the Company's President to individually represent Petrobras, stating that the Company will be represented collectively by at least two Officers;

(viii)       Amend item V of Article 28, to delete the explicit reference to the powers of the Executive Board provided for in sections III, IV, V, VI and VIII of Article 33;

(ix)        Amend Article 29 and adjust its wording to delete the references to the Business Committee and to establish that the Board of Directors shall have five advisory committees, which may be composed of members of the Board and / or people with notorious market experience and technical skills, with remuneration established by the Board of Directors: Strategy Committee; Finance Committee; The Audit Committee; Safety Committee, Environment and Health; and Remuneration and Succession Committee;

(x)          Add sole paragraph to Article 32 to clarify that the Board of Directors may delegate powers to the Executive Board, subject to approval levels established in such delegations;

(xi)        Amend Article 33 and adjust its wording to delete the statutory powers of the Executive Board set forth in item II, "m" and sections III, IV, V, VI, VII, VIII and XI, the latter due to the deletion of references to the Business Committee in the By-Law;

(xii)          Amend the sole paragraph of Article 34 to delete reference to the Business Committee;

(xiii)        Amend Article 41, to establish the remuneration of the members of the advisory committees to the Board of Directors subject to the limits established by the General Meeting and that the alternates of the Board of Directors may participate in all meetings of the Board and receive fixed monthly fee, also subject to the amount fixed by the General Meeting.

II.   Consolidation of the By-Law to reflect the approved changes;

III.      Election of 9 (nine) substitute members of the Board of Directors, except the employee representative, an alternate for each of the current Board of Directors member, of which one (1) is appointed by the minority shareholders, in separate election process (if a higher number is not assigned to them by the multiple vote procedure) and one (1) by the holders of preferred shares, also at separate election process; and

IV.     Increase in global remuneration of Petrobras's management to hold, within the overall limit set by the General Meeting of Shareholders on 04.29.2015, the new composition of the Board of Directors and its advisory committees.

The minimum percentage of interest in the capital stock required for the adoption of the multiple votes in order to elect the directors at the Annual Meeting of Shareholders is five percent (5%) of the voting capital, as per CVM Instruction No. 165, of 12-11-1991. The option to request the adoption of the process of multiple votes must be exercised pursuant to paragraph 1 of article 141 of Law No. 6.404, of 12-15-1976.

Shareholders owning preferred shares who become entitled to elect, at the Annual Meeting of Shareholders, in a separate voting, a representative of such class of shares to be a director, must represent, at least, ten percent (10%) of the capital stock, as well as evidence the permanent ownership of the equity interest since April 01st, 2015.

Any person present at the meeting must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras´s By-Law, upon presentation of the following documents:

i)  Representative’s identity card;

ii)A power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);

iii)   Copy of the articles of organization/incorporation of the principal or bylaws of the fund, if applicable;

iv)   Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least two days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held.

In the event of stock loan, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

Furthermore, the shareholders may choose to vote the matters contained in this Notice of Meeting upon use of the public power of attorney request, as per CVM Instruction No. 481, of December 17th, 2009.

Electronic powers of attorney will be received upon platform Online Meetings, on the website http://www.assembleiasonline.com.br. For such purpose, shareholders must register in such platform.

All documents concerning the matters to be resolved at the Extraordinary Meetings of Shareholders will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17th, 2009.

Rio de Janeiro, May, 27th, 2015.

Murilo Pinto de Oliveira Ferreira

President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 02, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.